UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Sixth Street Lending Partners
(Name of Issuer)

Common shares of beneficial interest, par value $0.001 per share
(Title of Class of Securities)

N/A
(CUSIP Number)

December 31, 2023
(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Victorian Funds Management Corporation
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Australia
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 3,031,622
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 3,031,622
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,031,622
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 4.63%(1)
12.	Type of Reporting Person (See Instructions) FI

(1)	Calculated based on 65,478,775 common shares of beneficial interest, par value $0.001 per share (“Common Shares”) outstanding as of December 31, 2023, as provided by the Issuer.

Item 1(a).	Name of Issuer

Sixth Street Lending Partners (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices

2100 McKinney Avenue, Suite 1500

Dallas, Texas 75201

Item 2(a).	Names of Persons Filing

This statement is filed by Victorian Funds Management Corporation, referred to herein as the “Reporting Person.”

Item 2(b).	Address of the Principal Business Office, or if none, Residence

L13 101 Collins St

Melbourne 3000 VIC Australia

Item 2(c).	Citizenship

See response to Item 4 on the cover page.

Item 2(d).	Title of Class of Securities

Common shares of beneficial interest, par value $0.001 per share

Item 2(e).	CUSIP Number

N/A

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a (n):

Not Applicable.

Item 4.	Ownership

(a)	Amount beneficially owned:

See response to Item 9 on the cover page.

(b)	Percent of Class:

See response to Item 11 on the cover page.

(c)	Number of shares as to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote:

See response to Item 5 on the cover page.

(ii)	Shared power to vote or to direct the vote:

See response to Item 6 on the cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See response to Item 7 on the cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See response to Item 8 on the cover page.

The Reporting Person has voting and investment discretion over the reported securities, which are held directly by VFMC Opportunistic Strategies Trust and managed by the Reporting Person on behalf of various pensions and client accounts. The filing of this Statement shall not be construed as an admission that either the Reporting Person or the VFMC Opportunistic Strategies Trust is, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Statement.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a–11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2024

Victorian Fund Management Corporation

By:	/s/ Mark Aarons
Name:	Mark Aarons
Title:	Authorized Officer

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